Exhibit 99.1

Brookfield Asset Management Inc.

BROOKFIELD TO ESTABLISH GLOBAL FACILITIES MANAGEMENT BUSINESS

NEW YORK, January 23, 2015 – Brookfield Asset Management Inc. (“Brookfield”) announced today that it has reached an agreement to acquire the other 50% of its Canadian and Australian facilities management businesses from Johnson Controls Inc. for approximately US$200 million.  This acquisition will facilitate a merger with its wholly owned businesses in the Middle-East and South America as part of a broader plan to create the leading global facilities management business.

With the termination of its joint venture agreements with Johnson Controls, Brookfield will immediately launch its facilities management businesses in scale in the United States and Europe, building on client relationships across its 340 million square feet property portfolio.

 “As the largest property owner in the United States, expansion to the U.S. was always natural, but not feasible under our previous agreements,” stated Cyrus Madon, CEO of Brookfield Capital Partners.

Brookfield, one of the world’s leading commercial property owners, will offer facilities management services to tenants around the globe. In addition to its real estate relationships, Brookfield is one of the world’s largest servicing organizations for executive relocations to Fortune 500 companies and intends to align this service offering for its customers. As one of the largest global owners and operators of infrastructure assets, Brookfield will also launch infrastructure related facilities management services.

“The consolidation of our Canadian and Australian businesses is a first step toward our goal of creating a global, industry leader in facilities management.  We look forward to providing best-in-class service to our clients,” said Madon.

Brookfield Asset Management Inc. is a global alternative asset manager with approximately $200 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, infrastructure, renewable power and private equity. It has a range of public and private investment products and services, which leverage its expertise and experience and provide Brookfield with a competitive advantage in the markets where it operates. Brookfield is co-listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A, respectively, and on NYSE Euronext under the symbol BAMA. For more information, please visit our website at www.brookfield.com.

For more information, please visit our web site at www.brookfield.com or contact:

Media: Andrew Willis Communications & Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Investors: Amar Dhotar Investor Relations Tel: (416) 359-8629 Fax: (416) 363-2856 Email: amar.dhotar@brookfield.com

Forward-Looking Statements

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “plans,” “intends,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “will,” “should,” “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rate; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.